UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Cirracor, Inc.

                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   17276G 105
                                 (CUSIP Number)

      Reed Fisher, 3375 Toopal Drive, Suite 101 Oceanside, California 92054
                                  760.277.1505
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   17276G 105


                 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SEAN CONNELLY

                 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)
                      (b)

                 3.   SEC Use Only

                 4.   Source of Funds (See Instructions) N/A

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 6.   Citizenship or Place of Organization  U.S.

Number of        7.        Sole Voting Power     0
                                               -----
Shares

Beneficially     8.        Shared Voting Power   0
                                                ----
Owned by

Each             9.        Sole Dispositive Power   0
                                                   ----
Reporting

Person           10.       Shared Dispositive Power   0
                                                     ----
With

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                 13.  Percent of Class Represented by Amount in Row (11)  0%
                                                                         ----
                 14. Type of Reporting Person (See Instructions)   IN

ITEM 1.  SECURITY AND ISSUER
-----------------------------

This statement relates to shares of the common stock, $.001 par value of Cirracor, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3375 Toopal Drive, Suite 101 Oceanside, California 92054.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                Sean Connelly

(b) Business Address:                    c/o 3375 Toopal Drive, Suite 101
                                         Oceanside, California 92054

(c) Present Principal Occupation:        Network Engineer

(d) Disclosure of Criminal Proceedings:  Mr. Connelly has not been convicted in any criminal proceeding at any time.

(e) Disclosure of Civil Proceedings:     Mr. Connelly has not been subject to
                                         any judgment, decree or final order
                                         enjoining violations of or prohibiting
                                         or mandating activities subject to
                                         federal or state securities laws or
                                         finding any violations with respect to
                                         such laws.

(f) Citizenship:                         Mr. Connelly is a citizen of the U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

Mr. Connelly sold 2,500,000 shares, i.e., his entire holdings in the Issuer's common stock, on May 12, 2006 in a privately-negotiated sale.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Connelly beneficially owns no shares of the Issuer's common stock as follows:

(a) Mr. Connelly sold 2,500,000 shares or approximately 71% of the Issuer's issued and outstanding common stock on May 12, 2006 in a privately-negotiated sale.

(b)   Not applicable.

(c) Mr. Connelly sold 2,500,000 shares for $.008 per share on May 12, 2006 in a privately-negotiated sale.

(d) Not Applicable.

(e) May 12, 2006.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2006

Date



/s/ Sean Connelly
-----------------------------
Sean Connelly

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)